News Release
High Grade Drill Results from the Kupol Property, Russia

September 8, 2003	FOR IMMEDIATE RELEASE

Bema Gold Corporation ("Bema”) announces additional high-grade drill results from the Kupol Property in Chukotka, Far East Russia. A total of 130 holes totaling 17,052 metres, have been drilled on the property to date confirming that the Kupol Property hosts a multi-million ounce gold and silver deposit. The Kupol mineralized epithermal vein system has now been traced for 3.5 kilometres of strike length and gold mineralization has been intercepted over 2650 metres of drilled strike length to a depth of at least 250 metres. The system remains open along strike to the north and south, and to depth. Please refer to www.bema.com for a drill hole location map and a long section of the Kupol property.

Assay results have been received for the first 116 holes (56 of which were previously released). The results from holes 57 to 116 continue to confirm grade continuity and extend mineralization in the four contiguous zones; the Big Bend Zone, the Central Zone, the North Zone and the South Zone. In addition, the new results have extended the strike length of the highest grade Big Bend Zone by a further 150 metres to the South and to a depth of at least 250 metres. In the Central Zone, hole 102 intersected a new vein some 60 metres to the east of the main Kupol structure and in the North Zone hole, 86 returned the best drill intercept on the property to date.

Detailed assay results from the new holes are summarized by zone below. Drill hole locations, a summary of Bema’s lab procedures and QAQC (Quality Assurance Quality Control) are on the last page.

Big Bend Zone
Thirteen additional holes were drilled in the Big Bend Zone which is located at a flexure in the main structure and hosts some of the most significant intersections to date. Recent drilling focused on stepping out along strike to the south and at depth. The zone remains as a single wide high grade ore shoot which now extends over at least 650 metres of strike length and to a depth of at least 250 meters. Some highlights of the new Big Bend drill results are: hole 113 which intersected 9.8 metres averaging 77.1 grams per tonne (g/t) gold and 949.9 g/t silver; hole 111 which intersected 17.9 metres averaging 37.4 g/t gold and 371.6 g/t silver; and hole 108 which intersected 10 metres averaging 32.7 g/t gold and 596.5 g/t silver at a depth of 250 metres. Further drilling this year on the Big Bend Zone will consist of additional 100 metre drill step-outs and some infill holes and further drilling to depth. Assay results from all the new holes drilled on the Big Bend Zone to date are listed below.

BIG BEND HOLE #	FROM	TO	LENGTH	GOLD g/t	SILVER g/t	COMMENTS
KP03-52-A	153.75	177.00	23.25	29.60	404.97
Includes	154.30	167.60	13.30	45.02	677.12
KP03 – 59	20.20	26.90	6.70	9.95	199.39
KP03 – 61	26.30	27.30	1.00	11.98	91.98
And	39.20	44.30	5.10	5.50	42.54
KP03 – 62	47.55	55.05	7.50	21.49	178.98
Includes	47.55	49.55	2.00	66.70	618.90
KP03 – 66	94.40	102.60	8.20	46.46	486.73
Includes-	96.30	100.90	4.60	72.27	775.25
KP03 – 68	11.10	20.12	9.02	8.74	83.55

And	29.80	41.40	11.60	40.10	312.68
KP03 – 97	281.75	293.60	11.85	8.96	96.60
KP03 – 101	99.00	101.00	2.00	19.69	51.98
KP03 – 103	228.00	229.90	1.90	4.73	16.00
KP03 – 108	232.70	242.70	10.00	32.67	596.28
KP03 – 111	116.00	133.90	17.90	37.41	371.61
Includes	126.50	133.90	7.40	52.93	541.51
KP03 – 113	42.50	52.30	9.80	77.05	949.87
Includes	44.40	46.20	1.80	291.53	3444.69
KP03 – 116	133.55	143.37	9.82	37.17	511.40
Includes	134.55	138.07	3.52	72.98	1011.64

Central Zone
Twenty seven additional holes were drilled on the Central Zone in 50 to 100 metre step outs. Significant intercepts exist to a depth of 200 meters below surface and the zone remains open to depth. The Central Zone is contiguous with, and directly north, of the Big Bend Zone and has been drill tested along a strike length of 800 metres. Significant new intercepts include hole 71 with 12.9 metres of 45.25 g/t gold and 346.47 g/t silver; hole 99 with 5.4 metres of 48.71 g/t gold and 323.07 g/t silver. A new vein was intercepted in hole 102, 60 metres east of the main vein in the hanging wall, and returned 1.0 metre of 102.94 g/t gold and 636.0 g/t silver. This is significant as it represents the first occurrence of another mineralized vein system that will be followed up with additional drilling. Assay results from all of the new holes drilled in the Central Zone are as follows.

CENTRAL ZONE HOLE #	FROM	TO	LENGTH	GOLD g/t	SILVER g/t	COMMENTS
KP03 – 58						NSV
KP03 – 60	81.40	83.70	2.30	5.40	66.95
KP03 – 64	61.20	66.30	5.10	5.27	47.89
And	71.60	72.90	1.30	18.31	475.59
KP03 – 65						NSV
KP03 – 67	32.00	40.55	8.55	39.34	313.67
KP03 – 69	35.65	40.60	4.95	6.70	80.62
Includes	35.65	37.80	2.15	12.49	151.56
KP03 – 71	84.90	87.90	3.00	13.95	182.17
And	114.70	127.60	12.90	45.25	346.47
KP03 – 72	91.55	102.70	11.15	6.79	54.62
Includes	93.05	95.20	2.15	24.15	112.59
KP03 – 73	4.20	33.50	29.30	14.25	113.40
Includes	7.60	15.30	7.70	37.57	329.59
KP03 – 74	31.90	38.00	6.10	15.87	196.19
And	44.50	47.25	2.75	44.15	154.17
KP03 – 75	136.20	139.20	3.00	13.47	177.60
And	152.20	156.00	3.80	17.42	579.38
KP03 – 76	78.30	80.50	2.20	13.36	93.55
KP03 – 78	47.60	49.00	1.40	10.13	176.85
KP03 – 79	46.00	56.50	10.50	6.37	143.61
Includes	54.20	56.50	2.30	20.70	485.09
KP03 – 81	14.50	18.50	4.00	19.84	179.79
KP03 – 82	Nsv					In front of vein
KP03 – 83	44.10	49.80	5.70	28.58	276.58
KP03 – 89	38.80	39.62	0.82	2.84	41.88
KP03 – 91	175.45	181.15	5.70	12.80	173.87
Includes:	176.00	177.30	1.30	34.68	520.18
KP03 – 92	140.00	143.10	3.10	23.42	644.13

KP03 – 93	309.00	313.40	4.40	5.03	93.57
KP03 – 95	234.85	240.75	5.90	4.45	102.63
KP03 – 99	225.50	230.90	5.40	48.71	323.07
Includes	225.95	227.60	1.65	144.28	739.11
KP03 – 102	245.85	246.85	1.00	102.94	636.00	New vein
KP03 – 107	265.30	268.00	2.70	2.09	12.70
Note: Hole 85 and 114 abandoned.
Note: No Significant Values (NSV)

North Zone
The North Zone extends at least 350 metres north of, and is contiguous to, the Central Zone. The previously discovered high grade shoot in the North Zone has been better defined by several hole including holes 86 which returned 33.5 metres of 32.76 g/t gold and 406.24 g/t silver and hole 77 with 11.40 metres of 20.01 g/t gold and 303.53 g/t silver. The North Zone remains open at depth and appears to be offset to the north by an east –west fault that may have down-dropped the vein structure. Four holes drilled north of the fault, in what is called the North Extension Zone, intercepted very intensely clay-altered volcanics with low temperature stringer veins. Future exploration will test the Northern Extention Zone under the clay alteration.

Assay results from all of recent holes drilled in the North Zone are as follows:

NORTH ZONE HOLE #	FROM	TO	LENGTH	GOLD g/t	SILVER g/t	COMMENTS
KP03 – 70	64.50	65.20	0.70	7.66	94.06
And	74.30	74.90	0.60	7.50	143.02
KP03 – 77	80.80	92.20	11.40	20.01	303.53
Includes	89.40	91.60	2.20	71.82	1075.34
KP03 – 84	20.40	30.55	10.15	14.24	37.95
Includes	26.75	30.55	3.80	23.24	34.10
Plus	47.25	49.60	2.35	13.23	90.66
KP03 – 86	8.20	41.70	33.50	32.76	406.24
Includes	26.10	36.60	10.50	94.23	1204.67
KP03 – 88	33.40	34.40	1.00	8.84	182.82
KP03 – 90	83.50	107.30	23.80	10.81	173.59
Includes:	92.20	95.20	3.00	28.53	306.51
KP03 – 90A						Assays Pending
KP03 – 115	29.50	35.20	5.70	20.78	878.35
Includes	31.50	32.50	1.00	51.60	1329.98
Note: Hole 77 and 90 had very poor core recovery and will be re-drilled to obtain a more representative sample.

North Extension Zone – All holes intersected intense clay alteration.
KP03 – 94	NSV
KP03 – 98	NSV
KP03 – 105	NSV
KP03 – 109	NSV
Note: No Significant Values (NSV)

South Zone
The South Zone extends for at least 600 metres to the south of the Big Bend Zone. Three additional holes were drilled to further test the ore shoot defined by previously released holes 42A and 31, with grades of 33.26 g/t gold and 356.74 g/t silver over 7.5 metres in hole 42A and 14.64 g/t gold and 129.07 g/t silver over 6.8 metres in hole 31. Hole 63 undercut hole 42A, but was cut-off by a dyke shortly after intersecting the vein.

A series of seven widely spaced holes were drilled south of the South Zone along a mineralized trend called the South Extension Zone. This zone extends another 750 meters south of the South Zone and is defined by alteration, vein float and outcrop. Holes 87 and 96 intersected dykes and did not hit the vein zone. Holes 110 and 112 are believed to be too short and did not intersect the mineralized structure. The South Zone and South Extension Zone will be further drill tested in 2004.

Assay results from all the recent holes drilled in the South Zone and South Extension Zones are as follows.

South Zone HOLE #	FROM	TO	LENGTH	GOLD g/t	SILVER g/t	COMMENTS
KP03 – 57						NSV
KP03 – 63	104.80	111.70	6.90	4.10	36.28
Includes	104.80	105.40	0.60	15.33	133.35
And	110.90	111.70	0.80	13.54	77.26
KP03 – 80	53.00	54.70	1.70	9.48	529.56
Plus	59.60	62.80	3.20	6.13	22.04

South Extension HOLE #	FROM	TO	LENGTH	GOLD g/t	SILVER g/t	COMMENTS
KP03 – 87	37.10	37.40	0.30	9.08	83.20
KP03 – 96						NSV
KP03 – 100	98.40	100.40	2.00	2.52	96.84
KP03 – 104	42.90	44.50	1.60	9.13	96.78
KP03 – 106	41.90	42.20	0.30	3.16	31.90
KP03 – 110						Dyke
KP03 – 112						too short
Note: No Significant Values (NSV)

A further 9,000 metres of drilling is scheduled to be completed in 2003 on the Kupol Property, weather dependant, utilizing two Canadian and two Russian rigs. More assay results will be released as they become available.

In addition to drilling, Bema’s surface sampling program on the Kupol Property has identified new parallel vein structures that will be drill tested. Bema has also commenced metallurgical test work, baseline engineering, hydrological and environmental studies on the Kupol Project.

The Kupol Project is a joint venture between Bema and the government of Chukotka. Bema has the option to purchase a 75% interest in the property from the government.

On behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The following table shows the location of the drill holes:

	HOLE-ID	LOCATION (X)	LOCATION (Y)	LOCATION (Z)	LENGTH (m)	SECTION	AZIMUTH	DIP

58	KP03-052A	29,436,431.4	7,411,743.7	624.4	182.58	1750N	270	-63.5
63	KP03-057	29,436,099.8	7,410,957.4	548.1	102.50	950N	270	-55
64	KP03-058	29,436,340.1	7,412,749.1	646.0	39.40	2750N	270	-55
65	KP03-059	29,436,382.4	7,411,855.6	645.0	59.74	1850N	270	-55
66	KP03-060	29,436,424.3	7,412,500.0	658.1	134.22	2500N	270	-55
67	KP03-061	29,436,398.7	7,411,903.8	649.4	71.93	900N	270	-55
68	KP03-062	29,436,420.8	7,411,950.1	655.4	71.93	1950N	270	-55
69	KP03-063	29,436,224.3	7,411,056.3	533.3	178.20	1050N	270	-55
70	KP03-064	29,436,398.2	7,412,745.3	639.9	114.91	1750N	270	-55
71	KP03-065	29,436,359.0	7,412,748.4	644.3	57.60	2750N	270	-55
72	KP03-066	29,436,420.8	7,411,950.1	655.5	129.54	1950N	270	-70
73	KP03-067	29,436,374.9	7,412,604.3	656.0	81.38	2600N	270	-55
74	KP03-068	29,436,388.8	7,411,986.5	655.6	45.72	1950N	270	-55
75	KP03-069	29,436,377.7	7,412,712.1	643.1	59.45	2712.5N	270	-55
76	KP03-070	29,436,383.6	7,413,004.1	612.1	96.90	3000N	270	-55
77	KP03-071	29,436,453.5	7,411,995.1	655.9	150.57	2000N	264	-58
78	KP03-072	29,436,423.2	7,412,709.6	640.5	135.33	2712.5N	270	-55
79	KP03-073	29,436,372.3	7,412,023.3	656.2	47.55	2025N	270	-55
80	KP03-074	29,436,385.4	7,412,028.3	655.9	53.64	2025N	270	-55
81	KP03-075	29,436,459.1	7,412,712.1	639.9	181.97	2712.5N	270	-55
82	KP03-076	29,436,423.5	7,412,020.3	658.9	113.08	2025N	270	-57
83	KP03-077	29,436,402.3	7,413,048.5	605.9	114.90	3050N	270	-55
84	KP03-078	29,436,386.7	7,412,048.7	657.9	60.35	2050N	270	-58
85	KP03-079	29,436,375.4	7,412,802.4	636.4	102.72	2800N	270	-55
86	KP03-080	29,436,060.6	7,410,892.6	552.1	90.00	900N	270	-55
87	KP03-081	29,436,373.3	7,412,125.8	659.6	25.60	2125N	270	-55
88	KP03-082	29,436,373.1	7,412,223.8	656.3	47.55	2225N	270	-55
89	KP03-083	29,436,413.9	7,412,224.2	657.8	95.40	2225N	270	-55
90	KP03-084	29,436,352.3	7,412,876.4	630.4	75.30	2875N	270	-54.3
91	KP03-085	29,436,430.0	7,412,345.9	664.9	61.26	2350N	270	-55
92	KP03-086	29,436,323.8	7,412,951.2	621.1	66.14	2950N	270	-55
93	KP03-087	29,436,061.7	7,410,805.7	555.9	139.70	800N	270	-55
94	KP03-088	29,436,395.3	7,413,102.9	600.1	65.00	3100N	270	-55
95	KP03-089	29,436,388.0	7,412,500.3	659.3	62.79	2500N	270	-55
96	KP03-090	29,436,367.3	7,412,951.3	615.6	124.05	2950N	270	-55
97	KP03-091	29,436,491.8	7,412,499.4	655.6	215.20	2500N	270	-65
98	KP03-092	29,436,458.1	7,412,598.8	647.3	230.73	2600N	270	-67
99	KP03-093	29,436,584.0	7,412,498.0	643.3	335.89	2500N	270	-65
100	KP03-094	29,436,422.9	7,413,199.3	584.5	95.40	3200N	270	-55
101	KP03-095	29,436,512.8	7,412,598.3	642.3	281.03	2600N	270	-62
102	KP03-096	29,436,045.4	7,410,705.7	564.9	95.00	700N	270	-55
103	KP03-097	29,436,557.7	7,411,906.4	652.5	321.56	1900N	270	-65
104	KP03-098	29,436,447.1	7,413,199.2	582.8	59.70	3200N	270	-55
105	KP03-099	29,436,467.1	7,412,637.1	642.9	255.12	2636N	270	-69
106	KP03-100	29,436,020.0	7,410,557.4	576.9	125.00	1250N	270	-55
107	KP03-101	29,436,422.9	7,411,857.6	646.7	120.09	1850N	270	-60

108	KP03-102	29,436,538.1	7,412,681.2	636.3	381.00	2675N	270	-65
109	KP03-103	29,436,476.2	7,411,800.5	635.3	254.91	1800N	270	-65
110	KP03-104	29,435,987.3	7,410,467.5	555.7	112.00	475N	270	-55
111	KP03-105	29,436,389.8	7,413,199.7	588.1	109.20	3200N	270	-55
112	KP03-106	29,436,012.2	7,410,357.6	542.2	110.00	350N	270	-55
113	KP03-107	29,436,538.1	7,412,681.2	636.3	460.55	2675N	270	-72
114	KP03-108	29,436,469.9	7,411,742.7	628.1	279.20	1750N	270	-63.5
115	KP03-109	29,436,427.9	7,413,289.1	571.7	72.40	3300N	270	-55
116	KP03-110	29,436,035.5	7,410,251.2	533.6	112.00	250N	270	-55
117	KP03-111	29,436,425.3	7,411,801.8	636.1	166.42	1800N	270	-66
118	KP03-112	29,436,051.0	7,410,049.6	519.9	101.20	50N	270	-55
119	KP03-113	29,436,360.9	7,411,651.7	604.8	76.50	1650N	270	-53.5
120	KP03-114	29,436,473.4	7,412,803.4	628.7	241.10	2800N	270	-65
121	KP03-115	29,436,379.2	7,413,050.6	607.6	60.90	3050N	270	-55
122	KP03-116	29,436,385.2	7,411,651.5	605.2	160.32	1650N	270	-71
123	KP03-117	29,436,049.6	7,410,450.8	533.1	150.00	450N	270	-55
124	KP03-118	29,436,468.9	7,411,648.8	611.6	260.91	1650N	270	-58
125	KP03-119	29,436,380.8	7,413,427.9	559.3	103.00	3425N	90	-55
126	KP03-120	29,436,087.0	7,410,550.0	569.0	220.20	550N	270	-55
127	KP03-121	29,436,338.2	7,411,562.0	588.8	80.47	1550N	270	-55
128	KP03-122	29,436,387.0	7,412,650.0	648.5	85.80	2650N	270	-55
129	KP03-123	29,436,363.0	7,411,550.0	588.5	129.24	1550N	270	-62
130	KP03-124	29,436,292.5	7,411,450.0	577.5	84.12	1450N	270	-55
					17052.58

Bema has installed an on site preparation and fire assay laboratory due to the project's remote location. The lab is managed by an experienced Russian fire assayer and overseen by an independent consultant. Bema has also retained Smee and Associates Consulting Ltd. to ensure the lab is operated to the level of North American standards and that a comprehensive quality control program is run by the lab. The Kupol lab is operated as an independent lab and no Bema personnel are permitted unsupervised access. Drill samples have been prepped on site under the supervision of the independent North American consultant and reviewed on site by Barry Smee who visited the site during lab start-up. Samples are crushed in two passes within a jaw crusher to 80 % passing 2 mm. Approximately 800 grams are split off the coarse crush and pulverized to 95 % passing 150 mesh. A 200 gram pulverized sample is split and packaged for the analytical lab.

All results released in this news release have been validated by our Quality Control Program (QC) which has been designed in concert with Smee and Associates to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling. Tom Garagan, Vice President of Exploration, is the Qualified Person for this exploration project.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on The Toronto and American stock exchanges. Symbol: BGO.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.